                                                                    EXHIBIT 99.1

                                  CHIPPAC, INC.

                                  RISK FACTORS

     You should carefully consider the following factors in addition to the other information set forth in this document in analyzing an investment in the Class A common stock, 12.75% senior subordinated notes or 8% convertible subordinated notes of ChipPAC, Inc. We believe that the risks and uncertainties described below are the current material risks facing us. If any of the following risks actually occur, our business, financial condition or results of operations will likely suffer. In that case, the trading price of our publicly traded Class A common stock, 12.75% senior subordinated notes or 8% convertible subordinated notes could fall and you may lose all or part of the money you invested.

                          Risks Related to Our Business

Failure to comply with any of our existing covenants in our senior credit facilities would constitute a default under the senior credit facilities. An event of default under any debt instrument, if not cured or waived, could have a material adverse effect on us.

     The weakness in demand for packaging and test services as a result of the current downturn in the semiconductor industry has and is expected to continue to adversely affect our cash flow from operations. We believe that our existing cash balances, cash flows from operations, available equipment lease financing and available borrowings under our senior credit facilities provide sufficient cash resources to meet our projected operating and other cash requirements for the next twelve months. We have signed an amendment to our senior credit facilities pursuant to which, among other things, our senior lenders waived compliance with our financial covenants until December 31, 2002 and replaced those covenants with new covenants that apply for the year ended December 31, 2002, which we believe better reflect current conditions in the semiconductor industry. We cannot assure you that we will be able to remain in, compliance with all of our other existing covenants. Failure to comply with any of our existing covenants would constitute a default under the senior credit facilities. A default could cause a cross default under the indenture for our senior subordinated notes, which in turn could cause a substantial majority of our aggregate indebtedness to become due and payable immediately. An event of default under any debt instrument, if not cured or waived, could have a material adverse effect on us.

Our operating results for the year ended December 31, 2001 declined significantly from the year ended December 31, 2000.

     Our gross margins, net income and operating income for the year ended December 31, 2001 decreased as compared to our results in the year ended December 31, 2000, as a result of a decline in our revenue. Our revenue for the year ended December 31, 2001 was $328.7 million, compared to $494.4 million in the year 2000. The decline is attributable to the continued semiconductor industry demand slowdown and resulting inventory buildup caused by ongoing end market demand weakness. We cannot assure you that our business will not continue to decline or that our performance will improve.

We may not be able to continue to implement our cost saving strategy. Even if we do, it may not reduce our operating expenses by as much as we anticipated and could even compromise the development of our business.

     In response to the recent weakness in demand for semiconductors, we implemented cost saving measures, including significant reduction in our workforce, furloughs, reduced work shift schedules, reductions in discretionary spending, reduced materials cost and lower capital expenditures and redesign of our manufacturing processes to improve productivity.

     As a result of these cost saving measures, we have incurred approximately $2.9 million in restructuring charges during the year ended December 31, 2001. Additionally, we expect there to be approximately $3.3 million in charges in 2002.

However, we cannot assure you that these cost saving measures will increase productivity or that the expected net savings will occur during this period or at any other time in the expected amounts, if at all. In fact, our cost saving measures could adversely affect our revenue, as it could create inefficiencies in our business operations, result in labor disruptions and limit our ability to expand and grow our business.

The cyclicality of the semiconductor industry could adversely affect our operating results.

     Our operations are substantially affected by market conditions in the semiconductor industry, which is highly cyclical and, at various times, has experienced significant economic downturns characterized by reduced product demand and production overcapacity which can result in rapid erosion of average selling prices. Since the end of 2000 we have experienced a general slowdown in the semiconductor industry.

Our profitability is affected by average selling prices which tend to decline.

     Decreases in the average selling prices of our packaging and test services can have a material adverse effect on our profitability. The average selling prices of packaging and test services have declined historically, with packaging services in particular experiencing severe pricing pressure. This pricing pressure for packaging and test services is likely to continue. Our ability to maintain or increase our profitability will continue to be dependent, in large part, upon our ability to offset decreases in average selling prices by improving production efficiency, increasing unit volumes packaged or tested, or by shifting to higher margin packaging and test services. If we are unable to do so, our business, financial condition and results of operations could be materially and adversely affected.

If we are unable to develop and market new technologies, we may not remain competitive within the semiconductor packaging industry.

     The semiconductor packaging and test industry is characterized by rapid increases in the diversity and complexity of packaging services. As a result, we expect that we will need to continually introduce more advanced package designs in order to respond to competitive industry conditions and customer requirements. The requirement to develop, license and maintain advanced packaging capabilities and equipment could require significant research and development and capital expenditures in future years. Any failure by us to achieve advances in package design or to obtain access to advanced package designs developed by others could reduce our growth prospects and operating income.

The intensity of competition in our industry could result in the loss of our customers, which could adversely affect our revenues and profits.

     We face substantial competition from a number of established independent packaging companies and with the internal capabilities of many of our largest customers. Each of our primary competitors has significant operational capacity, financial resources, research and development operations, and established relationships with many large semiconductor companies, which are current or potential customers of ours. Furthermore, our competitors may in the future capture our existing or potential customers through superior responsiveness, service quality, product design, technical competence or other factors, which we view as principal elements of competition in our industry. In addition, our primary customers may, in the future, shift more of their packaging and test service demand internally. As a result, we may have reduced revenues and profits.

Our research and development efforts may not yield profitable and commercially viable services; thus, we may have significant short-term research and development expenses, which will not necessarily result in increases in revenue.

     Our research and development efforts may not yield commercially viable packages or test services. The qualification process for new customers is conducted in various stages which may take one or more years to complete, and during each stage there is a substantial risk that we will have to abandon a potential package or test service which is no longer marketable and in which we have invested significant resources. In the event we are able to qualify new packages, a significant amount of time will have elapsed between our investment in new packages and the receipt of any related revenues.

We could lose customers, and thus revenue, if we cannot maintain the quality of our services.

     The semiconductor packaging process is complex and involves a number of precise steps. Defective packaging can result from a number of factors, including the level of contaminants in the operational environment, human error, equipment malfunction, use of defective materials and plating services and inadequate sample testing. From time to time, we expect to experience lower than anticipated yields as a result of these factors, particularly in connection with any expansion of capacity or change in processing steps. In addition, our yield on new packaging could be lower during the period necessary for us to develop the requisite expertise and experience with these processes. Any failure by us to maintain high quality standards or acceptable yields, if significant and sustained, could result in the loss of customers, delays in shipments, increased costs and cancellation of orders.

     Our business may be adversely affected by the loss of, or reduced purchases by, Atmel, Fairchild, Intel, Intersil, LSI Logic, nVIDIA or any other large customer. Additionally, we may encounter difficulties in soliciting new customers.

     For the year ended December 31, 2001, sales to our top five customers in the aggregate accounted for approximately 70.6% of total net revenues. During this same period, our three largest customers Intersil, Intel and LSI Logic, respectively, produced 20.2%, 18.3% and 12.8% of our revenues. If any of our main customers were to purchase significantly less of our services in the future, these decreased levels of purchases could harm our operating results.

     Semiconductor packaging companies must pass a lengthy and rigorous qualification process that can take up to six months at a cost to the customer of approximately $250,000 to $300,000. If we fail to qualify packages with potential customers or customers with which we have recently become qualified do not use our services, then our customer base could become more concentrated with a limited number of customers accounting for a significant portion of our revenues. Moreover, we believe that once a semiconductor company has selected a particular packaging and test foundry company's services, the semiconductor company generally relies on that vendor's packages for specific applications and, to the extent possible, subsequent generations of that vendor's packages. Accordingly, it may be difficult to achieve significant sales from a particular or potential customer once it selects another vendor's packaging services.

Our substantial indebtedness could adversely affect our financial health and make us vulnerable to adverse economic and industry conditions.

     As of December 31, 2001, our total indebtedness was $383.6 million. Our substantial indebtedness could have important consequences to you. For example, it could:

     . increase our vulnerability to general adverse economic and industry conditions by limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

     . require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thus reducing the availability of our cash flow to fund working capital, capital expenditures, research and development efforts and other general corporate purposes;

     . place us at a competitive disadvantage relative to our competitors that have less debt; and

     . limit, along with the financial and other restrictive covenants in our indebtedness, our ability to borrow additional funds. Furthermore, failing to comply with those covenants could result in an event of default which, if not cured or waived, could have a material adverse effect on our ability to increase our revenues and profitability and meet our growth objectives.

Despite our current levels of indebtedness, we still may be able to incur substantially more debt which could increase the risks created by our substantial indebtedness.

     We may be able to incur substantial additional indebtedness in the future. Our senior credit facility provides for revolving loans up to $50.0 million, including letters of credit. In addition, we have the ability to increase our revolving line of credit by $25.0 million without further consent from our existing lenders. Additionally, the indenture for the existing senior subordinated notes permits us to incur additional indebtedness if we meet a test measuring our cash flow relative to our required interest payments. This indenture also allows us to incur debt under our senior credit facility. The indenture for our convertible notes does not limit our ability to incur additional indebtedness. All of the borrowings under our senior credit facility are secured by all of our assets and those of our subsidiaries, except those of our Chinese operating subsidiary. The addition of new debt to our current debt levels could intensify the debt-related risks that we now face that are described above.

The senior credit facility and the indenture governing our 12.75% senior subordinated notes impose limitations on how we conduct our business; as a result, we may not be able to pursue strategies that could be in the best interests of holders of our stock.

     The senior credit facility and the indenture governing our 12.75% senior subordinated notes contain restrictions on us that could increase our vulnerability to general adverse economic and industry conditions by limiting our flexibility in planning for and reacting to changes in our business and industry. Specifically, these restrictions limit our ability to:

     .    incur additional debt;

     .    pay dividends and make other distributions;

     .    prepay subordinated debt;

     .    make investments and other restricted payments;

     .    enter into sale and leaseback transactions;

     .    create liens;

     .    sell assets;

     .    enter into transactions with affiliates; and

     .    consolidate or merge.

     Our senior credit facility contains financial covenants that require us to meet specified financial tests, including, without limitation, a minimum interest coverage ratio, a maximum leverage ratio, a minimum fixed charge coverage ratio, a maximum senior leverage ratio and a minimum consolidated adjusted EBITDA amount. As a result of these restrictions, we may not be able to pursue business strategies that could be in the best interest of the holders of our notes and stock. Our senior lenders have waived compliance with our financial covenants until December 31, 2002 and replaced those covenants with new covenants that apply for the year ended December 31, 2002, which we believe better reflect current conditions in the semi-conductor industry. The amendment stipulated that we must raise at least $20.0 million of net proceeds of permitted junior capital and prepay the outstanding senior credit facilities on or prior to March 1, 2002 in an aggregate principal amount equal to the greater of (i) $20.0 million and (ii) 50% of those net proceeds. We fulfilled this requirement with our common stock offering in January 2002.

     The covenants waived for 2002 under the most recent bank amendment include:
(1) the minimum interest coverage ratio of 1.6 to 1.0 through March 31, 2002,
1.75 to 1.0 through June 30, 2002 and 1.85 to 1.0 through December 31, 2002; (2) the maximum leverage ratio of 5.0 to 1.0 through June 30, 2002 and 4.5 to 1.0 through December 31, 2002; and (3) the maximum senior leverage ratio of 2.5 to
1.0 through December 31, 2002. These three covenants were waived under the current amendment and replaced for 2002 with (1) a minimum consolidated adjustable EBITDA amount of $30.0 million, $26.0 million, $32.0 million and $40.0 million for the twelve months ended March 31, June 30, September 30 and December 31, 2002, respectively, and (2) a new maximum capital expenditure amount of $30.0 million. Pursuant to a prior amendment, the minimum fixed charge coverage ratio of 1.05 to 1.0 was waived through December 31, 2002.

     At December 31, 2001, we were in compliance with all of our financial covenants, except the minimum fixed charge coverage ratio whose compliance was waived. In addition, at December 31, 2001, our interest coverage ratio was 1.31 to 1.0; our leverage ratio was 7.25 to 1.0 and our senior leverage ratio was
3.66 to 1.0. For the year ended December 31, 2001, our consolidated capital expenditures were approximately $46.4 million. While we were not required to maintain consolidated adjusted EBITDA for any periods ending on or prior to December 31, 2001, our consolidated adjusted EBITDA for the year ended December 31, 2001 was $46.0 million.

     If we fail to comply with the restrictions in the senior credit facility, a default may also occur under the indenture governing our 12.75% senior subordinated notes and any other financing agreements. This default may allow some creditors, if their respective agreements so provide, to accelerate payments owed on such debt as well as any other indebtedness as to which a cross-acceleration or cross-default provision applies. The creditors who may be entitled to accelerated payments in the event of a default are: (1) the holders of our 12.75% senior subordinated notes issued in the aggregate principal amount of $165.0 million, under an indenture dated July 29, 1999 by and among us, ChipPAC International Company Limited, and Firstar Bank, N.A. as trustee; and (2) the senior credit facility lenders, including Credit Suisse First Boston, New York branch, BankBoston N.A., State Street Bank and Trust Company, Balanced High-Yield Fund II Limited, CIBC Inc., First Source Financial LLP, Heller Financial, Inc., The First National Bank of Chicago and IBM Credit Corporation, under our senior credit facility, dated as of August 5, 1999 by and among the us, ChipPAC International Company Limited, and Credit Suisse First Boston, New York branch as the administrative agent, collateral agent and sole lead arranger for the senior facility lenders. As of December 31, 2001, the aggregate principal amount of the senior credit facility was $275.0 million of which approximately $168.6 million was outstanding. In addition, our lenders may be able to terminate any commitments they had made to supply us with further funds.

Economic crisis in Asia where most of our suppliers are located could prevent us from securing adequate supplies of materials, which could, in turn, prevent us from meeting the requirements of our customers and result in a decrease in our revenues.

     Most of our materials suppliers are located in Asia. Historically, over half of our substrate costs were incurred from the purchase of materials from Japanese suppliers. In the future, we expect that a growing portion of these materials will be supplied by sources in South Korea and Taiwan. Several countries in this region have experienced currency devaluation and/or difficulties in financing short-term obligations. We cannot assure you that the effect of an economic crisis on our suppliers will not impact operations, or that the effect on our customers in that region will not adversely affect both the demand for our services and the collectibility of receivables.

The failure of our vendors to supply sufficient quantities of materials on a timely basis could prevent us from fulfilling our customers' orders. In addition, we may not be able to pass on any unexpected increase in the cost of these materials to our customers.

     We obtain materials to fill orders for our packaging and test services directly from vendors. To maintain competitive packaging operations, we must obtain from our vendors, in a timely manner, sufficient quantities of acceptable materials at expected prices. We source most of our materials, including critical materials like laminate substrates, lead frames, mold compounds and gold wires, from a limited group of suppliers. We purchase all of our materials on a purchase order basis and have no long-term contracts with any suppliers. From time to time, vendors have extended lead times or limited the supply of required materials to us because of vendor capacity constraints and, consequently, we have experienced difficulty in obtaining acceptable materials on a timely basis. Our business and results could be negatively impacted if our ability to obtain sufficient quantities of materials and other supplies in a timely manner were substantially diminished or if there were significant increases in the cost of materials that we could not pass on to our customers.

If we are unable to obtain capital equipment in a timely manner, we may be unable to meet the increased demands of our customers which could result in a decrease in our revenues.

     Our facilities currently have sufficient packaging and test services capacity to meet the current and expected demands of our customers. Nonetheless, in the event there are significant increases in overall semiconductor demand or demand for some of our products and services, we may not be able to meet those increased demands of our customers. Moreover, because the semiconductor packaging and test services business requires investment in expensive capital equipment and is characterized, from time to time, by intense demand, limited supply and long delivery cycles, we may not be able to readily increase our operating capacity. This would lead to a loss of sales of our packaging and test services, could ultimately lead to a loss in market share and have a negative impact on our results of operations.

We depend upon intellectual property and license critical technology from Hynix Semiconductor, Motorola, Inc., Tessera, Inc., LSI Logic and Intersil. To the extent these licenses are not perpetual and irrevocable, our net revenues could be materially adversely affected if our rights under these licenses expire or are terminated.

     We seek to protect our proprietary information and know-how through the use of trade secrets, confidentiality agreements and other security measures. We may not obtain patent protection for the patent applications that we file, or if we are granted patents, those patents may not offer meaningful protection. Additionally, we cannot assure you that our competitors will not develop, patent or gain access to similar know-how and technology, or reverse engineer our packaging services, or that any confidentiality agreements upon which we rely to protect our trade secrets and other proprietary information will be adequate to protect our proprietary technology.

     Any patents and utility model, design right and computer program right registrations obtained relating to technology that we developed prior to our recapitalization are owned by Hynix Semiconductor Inc., formerly Hyundai Electronics Inc. In connection with our recapitalization, we entered into a patent and technology license agreement by which Hynix Semiconductor granted us license to use specific intellectual property rights in our semiconductor packaging and test activities. We expect to seek patents and utility model, design right and computer program right registrations, as applicable, on new packaging process and package design technologies that we develop as a means of protecting technology and market position.

     We have a non-exclusive sublicense from Hynix Semiconductor to use patented BGA technologies owned by Motorola, which expires on December 31, 2002. Motorola licenses these patents to others, including our competitors. After giving pro forma effect to the acquisition of the Malaysian business as if it had occurred at the beginning of 2000, these BGA technologies contributed 41.1% of our net revenues in 2000,

     We have a worldwide, royalty-bearing, non-exclusive license under specified Tessera patents, technical information and trademarks relating to Tessera's proprietary IC packages. This license will expire sometime after February 2018.

     We also have two separate license agreements with LSI Logic under which we have worldwide, royalty-bearing, non-exclusive licenses to use LSI packaging technology and technical information to manufacture, use and sell flip-chip semiconductor devices having at least 200 solder balls and semiconductor device assemblies having an overall height of less than 1.2 millimeters, respectively. The LSI Logic license relating to flip-chip semiconductor devices becomes perpetual and irrevocable upon our payment of fees or January 1, 2004, whichever occurs first. The other LSI Logic license is perpetual but may be terminated by LSI Logic in the event of our uncured breach or bankruptcy.

     In addition, we have a worldwide, royalty-free, non-exclusive license under Intersil patents, copyrights and technical information which are used in or related to the operation of the Malaysian business. This Intersil license is perpetual and irrevocable. Any intellectual property rights in the bonding diagrams, test programs, maskworks and test boards uniquely related to the Intersil products for which we provide packaging and test services are licensed to us only for use in providing those services.

     To the extent these licenses are not perpetual and irrevocable, we may be unable to utilize the technologies under these licenses if they are not extended or otherwise renewed or if any of these licenses are terminated by the licensor due to our uncured breach or bankruptcy. Alternatively, if we are able to renew these arrangements, we cannot assure you that they will be on the same terms as currently exist. Any failure to extend or renew these license arrangements could cause us to incur substantial liabilities and to suspend the packaging services and processes that utilized these technologies.

The loss of our skilled technical, marketing and sales personnel or our key executive officers could have a material adverse effect on our research and development, marketing and sales efforts.

     Our competitiveness will depend in large part upon whether we can attract and retain skilled technical, marketing and sales personnel and can retain members of our executive team. Competition for skilled personnel is intense, and we may not be successful in attracting and retaining the technical personnel or executive managers we require to develop new and enhanced packaging and test services and to continue to grow and operate profitably. If we cannot attract or retain skilled personnel, we may not be able to operate successfully in the future.

If we encounter future labor problems, we may fail to deliver our products in a timely manner which could adversely affect our revenues and profitability.

     Our employees at our Ichon, South Korea facility are represented by ChipPAC Korea Labor Union and are covered by collective bargaining and wage agreements. The collective bargaining agreement, which covers basic union activities, working conditions and welfare programs, among other things, is effective to May 1, 2003 and the wage agreement is effective to May 1, 2002. As of December 31, 2001, approximately 78% of our employees were represented by the ChipPAC Korea Labor Union. In addition, one of our Chinese subsidiaries experienced labor protests and a two-day work stoppage in July 1998 in connection with proposed work force reductions. We cannot assure you that issues with the labor union or other employees will be resolved favorably for us in the future, that we will not experience significant work stoppages in future years or that we will not record significant charges related to those work stoppages. In addition, potential efficiency enhancement efforts, including personnel reductions, following our recent acquisition of the Malaysian business may create the risk of labor problems in Malaysia or at other facilities.

New laws and regulations, currency devaluation and political instability in foreign countries, particularly in China, Malaysia and South Korea could make it more difficult for us to operate successfully.

     For the years ended December 31, 2001, 2000 and 1999, we generated approximately 8.1%, 16.7% and 11.3% of total revenues, respectively, from international markets, primarily from customers in Southeast Asia and Europe. In addition, all of the facilities currently used to provide our packaging services are located in China, Malaysia and South Korea. Moreover, many of our customers' operations are located in countries outside of the United States. We cannot determine if our future operations and earnings will be affected by new laws, new regulations, a volatile political climate, changes in or new interpretations of existing laws or regulations or other consequences of doing business outside the U.S., particularly in China, Malaysia and South Korea. If future operations are negatively affected by these changes, our sales or profits may suffer.

Fluctuations in the exchange rate of the U.S. dollar and foreign currencies could have a material adverse effect on our financial performance and profitability.

     A portion of our costs are denominated in foreign currencies, like the South Korean Won, the Chinese Renminbi or RMB and the Malaysian Ringgit. As a result, changes in the exchange rates of these currencies or any other applicable currencies to the U.S. dollar will affect our costs of goods sold and operating margins and could result in exchange losses. We cannot fully predict the impact of future exchange rate fluctuations on our profitability. From time to time, we may engage in exchange rate hedging activities in an effort to mitigate the impact of exchange rate fluctuations. However, we cannot assure you that any hedging technique we may implement will be effective. If it is not effective, we may experience reduced operating margins.

We could suffer adverse tax and other financial consequences if U.S. or foreign taxing authorities do not agree with our interpretation of applicable tax laws.

     Our corporate structure is based, in part, on assumptions about the various tax laws, including withholding tax, and other relevant laws of applicable non-U.S. jurisdictions. We cannot assure you that foreign taxing authorities will agree with our interpretations or that they will reach the same conclusions. Our interpretations are not binding on any taxing authority and, if these foreign jurisdictions were to change or to modify the relevant laws, we could suffer adverse tax and other financial consequences or have the anticipated benefits of our corporate structure materially impaired.

Because the Malaysian business previously operated as a subsidiary of Intersil, our future financial results may be significantly different from those experienced historically.

     Prior to our acquisition of our Malaysian business in 2000, it was operated as a subsidiary of Intersil. All the historical revenues of the Malaysian business represent intercompany sales to Intersil on terms determined by Intersil. Although we expect to retain this business pursuant to a five-year supply agreement with Intersil, volume, product mix and pricing may change in the future, and we cannot assure you that Intersil will perform under our supply agreement.

We entered into supply contracts with Intersil in connection with our acquisition of our Malaysian business and with Fairchild Semiconductor following Fairchild's acquisition of Intersil's discrete power business, and any decrease in the purchase requirements of Intersil or Fairchild or the inability of Intersil or Fairchild to meet its contractual obligations could substantially reduce the financial performance of our Malaysian subsidiary.

     Historically, the Malaysian business generated all of its revenues from the sale of products and services to affiliated Intersil companies. The revenue of the Malaysian business for the first six months of 2000 prior to our acquisition of it and for all of 1999 was $41.9 million and $101.9 million, respectively. As a result of our acquisition of the Malaysian business, we have numerous arrangements with Intersil, including arrangements relating to packaging and test services as a vendor to affiliated Intersil companies and other services. Any material adverse change in the purchase requirements of Intersil or in its ability to fulfill its other contractual obligations could have a material adverse effect on our Malaysian subsidiary. Moreover, we may be unable to sell any products and services to affiliated Intersil companies beyond the term of our five-year supply agreement with Intersil. In connection with Fairchild Semiconductor's acquisition of Intersil's discrete power business, we entered into an assignment agreement that assigned Intersil's portion of the supply agreement relating to this business to Fairchild. We have also entered into a three-year IT services agreement with Intersil under which the Malaysian business will continue to obtain a number of these services from Intersil. We cannot assure you that Fairchild will perform under the supply agreement or that Intersil will perform under the supply and services agreements or that upon termination of these agreements we will be able to obtain similar services on comparable terms.

We may not be able to consummate future acquisitions, and consequences of those acquisitions which we do complete may adversely affect us.

     We plan to continue to pursue additional acquisitions of related businesses. The expense incurred in consummating the future acquisition of related businesses, or our failure to integrate those businesses successfully into our existing business, could result in our incurring unanticipated expenses and losses. We plan to continue to pursue additional acquisitions of related businesses in the future. We may be unable to identify or finance additional acquisitions or realize any anticipated benefits from those acquisitions.

     Should we successfully acquire another business, the process of integrating acquired operations into our existing operations may result in unforeseen operating difficulties and may require significant financial resources that would otherwise be available for the ongoing development or expansion of our existing operations. Possible future acquisitions could result in the incurrence of contingent liabilities and amortization expenses related to goodwill and other intangible assets, all of which could have a material adverse effect on our financial condition and operating results.

     In addition, we may finance future acquisitions with additional indebtedness. We have a substantial amount of outstanding indebtedness and will, subject to compliance with our debt instruments, have the ability to incur additional indebtedness. We will be required to generate cash flow from operations to service that indebtedness and there can be no assurance that we will generate sufficient cash flow to service that indebtedness. We may be required to refinance our indebtedness upon its maturity, and we cannot assure you that we will be able to refinance our indebtedness at all or on terms acceptable to us.

Terrorist attacks, such as the attacks that occurred in New York and Washington, D.C. on September 11, 2001, and other acts of violence or war may affect the markets on which our securities trade, the markets in which we operate, our operations and our profitability.

     Terrorist attacks may negatively affect our operations and your investment. There can be no assurance that there will not be further terrorist attacks against the United States or United States businesses. These attacks or armed conflicts may directly impact our physical facilities or those of our suppliers or customers. Our current facilities include administrative, sales, and R&D facilities in the United States and manufacturing facilities in China, Malaysia and South Korea. Furthermore, these attacks may make travel and the transportation of our supplies and products more difficult and more expensive and ultimately affect the sales of our products in the United States and overseas.

     Also as a result of terrorism, the United States may enter into an armed conflict which could have a further impact on our domestic and international sales, our supply chain, our production capability and our ability to deliver product to our customers. Political and economic instability in some regions of the world may also result and could negatively impact our business. The consequences of any of these armed conflicts are unpredictable, and we may not be able to foresee events that could have an adverse effect on our business or your investment.

A limited number of persons indirectly control us and may exercise their control in a manner adverse to your interests.

     At March 1, 2002, Citicorp Venture Capital, Ltd. and its affiliates owned or had the right to acquire 23,849,397 shares or approximately 29.4% of our outstanding Class A common stock. At March 1, 2002, funds affiliated with Bain Capital, Inc. owned 21,387,396 shares or approximately 26.4% of our outstanding Class A common stock. By virtue of this stock ownership, these entities collectively have the power to direct our affairs and will be able to determine the outcome of all matters required to be submitted to stockholders for approval, including the election of a majority of our directors, any merger, consolidation or sale of all or substantially all of our assets and amendment of our certificate of incorporation. Because a limited number of persons control us, transactions could be difficult or impossible to complete without the support of those persons. It is possible that these persons will exercise control over us in a manner adverse to your interests.

If our relationship with Hynix Semiconductor, our previous owner, deteriorates, our business could be adversely affected.

     Our facilities in Ichon, South Korea occupy a portion of a building located on property owned by Hynix Semiconductor, a current stockholder and former majority owner. In addition, Hynix Semiconductor is one of our current customers. An unfavorable change in our relations with Hynix Semiconductor could adversely effect services we receive from them at this facility and the revenue we derive from the products and services we provide to them.

Environmental, health and safety laws could require us to incur capital and operational costs to maintain compliance and could impose liability to remedy the effects of hazardous substance contamination.

     We are subject to liabilities and compliance obligations arising under environmental, health and safety laws. These laws impose various controls on the quality of our air and water discharges, on the storage, handling, discharge and disposal of chemicals the company uses, and on employee exposure to hazardous substances in the workplace. Environmental, health and safety laws could require us to incur capital and operational costs to maintain compliance and could impose liability to remedy the effects of hazardous substance contamination. We cannot assure you that applicable environmental, health and safety laws will not in the future impose the need for additional capital equipment or other process requirements upon the company, curtail its operations, or restrict its ability to expand its operations. The adoption of new environmental, health and safety laws, the failure to comply with new or existing laws, or issues relating to hazardous substance contamination could subject the company to future material liability.

                   Risks Relating to Our Class A Common Stock

Our stock price has fluctuated significantly in the past, and the market price of our Class A common stock may be lower than you expect.

     Since our initial public offering on August 8, 2000, the closing price of our Class A common stock has fluctuated significantly, ranging from a low of $1.88 to a high of $18.50 per share. Fluctuations in our stock price could continue. Among the factors that could affect our stock price are:

     .    quarterly variations in our operating results;

     .    rating changes by research analysts;

     .    strategic actions by us or our competitors, such as acquisitions;

     .    general market conditions; and

     .    general economic factors unrelated to our performance.

     The stock markets in general, and the markets for technology companies in particular, have experienced a high degree of volatility not necessarily related to the operating performance of particular companies. We cannot provide assurances as to our stock price.

Some of our long-time stockholders have the right to require us to register the public sale of their shares; all of our total outstanding shares of Class A common stock may be sold into the market; future sales of those shares could depress the market price of our Class A common stock.

     The public market for our Class A common stock includes 11,500,000 shares of Class A common stock that we sold in our initial public offering and an additional 11,445,600 shares of Class A common stock that we sold to the public in January 2002. At the time of our initial public offering, there were 55,631,718 additional shares of our Class A common stock outstanding. Those people and entities who were our stockholders prior to our initial public offering are able to sell their shares in the public market, subject to legal restrictions on transfer. Some of our stockholders prior to our initial public offering are parties to agreements with us that provide for demand registration rights to cause us to register under the Securities Act of 1933, as amended, or the Securities Act, all or part of their shares of our Class A common stock, as well as piggyback registration rights. Currently, approximately 46,463,489 shares of our Class A common stock have restrictions on resale and are subject to these registration rights. We believe that all of the other shares of our Class A common stock are freely tradable. Registration of the sale of these restricted shares of our Class A common stock would permit their sale into the market immediately. If our stockholders sell a large number of shares, the market price of our Class A common stock could decline, as these sales may be viewed by the public as an indication of an upcoming or recently occurring shortfall in the financial performance of our company. Moreover, the perception in the public market that these stockholders might sell shares of our Class A common stock could depress the market price of the Class A common stock.

     As of March 13, 2002, we had 81,031,705 shares of our Class A common stock outstanding. All of these shares are freely tradeable without restriction under the Securities Act, except for any shares which may be held or acquired by an affiliate of our company, as that term is defined in Rule 144 promulgated under the Securities Act. We believe that affiliates hold approximately 46,416,214 shares of common stock, and that those shares could only be sold over the next 12 months in accordance with the volume and manner of sale limitations set forth in Rule 144.

Provisions of our charter documents could discourage potential acquisition proposals and could delay, deter or prevent a change in control.

     Provisions of our certificate of incorporation and by-laws may inhibit changes in control of our company not approved by our board of directors and would limit the circumstances in which a premium may be paid for our Class A common stock in proposed transactions, or a proxy contest for control of the board may be initiated. These provisions provide for:

     .    a prohibition on stockholder action through written consents;

     . a requirement that special meetings of stockholders be called only by our chief executive officer or the board of directors;

     .    advance notice requirements for stockholder proposals and nominations;

     . limitations on the ability of stockholders to amend, alter or repeal the by-laws; and

     .    the authority of the board to issue, without stockholder approval, preferred stock with terms as the board may determine.

Your right to receive payments on the Class A common stock is junior to the company's existing and, possibly future, senior and subordinated indebtedness. It is possible, therefore, that you may receive no compensation of any kind relating to the Class A common stock if there is a bankruptcy, liquidation or similar proceeding affecting us.

     The Class A common stock ranks behind all of our existing indebtedness, including our guarantees of our subsidiary's obligations under the senior credit facility and our subsidiary's 12.75% senior subordinated notes and our obligations under our 8% convertible subordinated notes. The Class A common stock also ranks behind all of our future borrowings, except any future indebtedness that expressly provides that it ranks with, or subordinated in right of payment to, the Class A common stock. As a result, upon any distribution to our creditors, in a bankruptcy, liquidation or reorganization or similar proceeding relating to us or our property, we will have to pay the holders of debt senior to the Class A common stock in full before we can make any payment on the Class A common stock. Moreover, the Class A common stock will be structurally subordinated to all liabilities, including trade payables, of our subsidiaries and any subsidiaries upon their liquidation or reorganization, and the rights of the holders of the Class A common stock to share in those assets, would be subordinate to the claims of the subsidiaries' creditors.

     In addition, all payments on the Class A common stock will be blocked in the event of a payment default on our senior and subordinated debt, including borrowings under the senior credit facility, and may be blocked for specified periods in the event of non-payment defaults on certain senior debt.

             Risks Relating to Our 8% Convertible Subordinated Notes

Your right to receive payments on the 8% convertible subordinated notes is junior to the company's existing and, possibly future, senior indebtedness. It is possible, therefore, that you may receive no compensation of any kind relating to the notes if there is a bankruptcy, liquidation or similar proceeding affecting us.

     We may not have sufficient funds to satisfy our obligations relating to the 8% convertible subordinated notes. The 8% convertible subordinated notes rank behind all of our existing indebtedness, including our guarantees of our subsidiary's obligations under the senior credit facility and our subsidiary's 12.75% senior subordinated notes. The 8% convertible subordinated notes will also rank behind all of our future borrowings, except any future indebtedness that expressly provides that it ranks with, or subordinated in right of payment to, the convertible subordinated notes. In total as of December 31, 2001, the amount of our indebtedness which constitutes senior indebtedness was $333.6 million. As a result, upon any distribution to our creditors, in a bankruptcy, liquidation or reorganization or similar proceeding relating to us or our property, we will have to pay the holders of debt senior to the 8% convertible subordinated notes in full before we can make any payment on the 8% convertible subordinated notes. Moreover, the 8% convertible subordinated notes will be structurally subordinated to all liabilities, including trade payables, of our subsidiaries and any subsidiaries upon their liquidation or reorganization, and the rights of the holders of the convertible subordinated notes to share in those assets, would be subordinate to the claims of the subsidiaries' creditors.

     In addition, all payments on the 8% convertible subordinated notes will be blocked in the event of a payment default on our senior debt, including borrowings under the senior credit facility, and may be blocked for specified periods in the event of non-payment defaults on certain senior debt.

     As a holder of debt securities, you would typically have equal rights to your ratable share, along with all of our suppliers and vendors to which we owe money, who are commonly referred to as trade creditors, and other holders of debt of the same class as the notes, of any assets remaining after we have paid off all of the debt senior to the notes. However, the indenture governing the 8% convertible subordinated notes requires that amounts otherwise payable to holders of the convertible subordinated notes in a bankruptcy, liquidation or similar proceeding be paid to holders of debt senior to the convertible subordinated notes instead. Consequently, holders of the 8% convertible subordinated notes may receive less, ratably, than holders of trade payables or other debt of the same class in this type of proceeding.

We are a holding company and conduct all of our operations through our subsidiaries, which may affect our ability to make payments on the 8% convertible subordinated notes.

     All of our manufacturing services are conducted through our subsidiaries. As a result, our cash flow and our ability to service our debt, including the 8% convertible subordinated notes, depend upon the earnings of our subsidiaries. In addition, we depend on the distribution of earnings, loans or other payments by our subsidiaries to us.

     Our subsidiaries are separate and distinct legal entities. Our subsidiaries have no obligation to pay any amounts due on the 8% convertible subordinated notes. Our subsidiaries are not required to provide us with funds for our payment obligations, whether by dividends, distributions, loans or other payments. In addition, any payment of dividends, distributions, loans or advances by our subsidiaries to us could be subject to statutory or contractual restrictions. Payments to us by our subsidiaries will also be contingent upon our subsidiaries' earnings and business considerations.

We may not have the ability to raise the funds necessary to finance the change in control offer required by the indenture governing the 8% convertible subordinated notes.

     If the company undergoes a change in control (as defined in the indenture governing the 8% convertible subordinated notes) we may need to refinance large amounts of our debt, including our 12.75% senior subordinated notes, these 8% convertible subordinated notes and borrowings under the senior revolving credit facility. If a change in control occurs, we must offer to buy back the 8% convertible subordinated notes for a price equal to 100.0% of the principal amount of the 8% convertible subordinated notes, plus any accrued and unpaid interest. We cannot assure you that there will be sufficient funds available for us to make any required repurchases of the 8% convertible subordinated notes upon a change in control. In addition, our senior revolving credit facility will prohibit us from repurchasing the 8% convertible subordinated notes until we first repay the senior revolving credit facility in full and the indenture governing our 12.75% senior subordinated notes requires us to meet financial tests before prepaying subordinated debt like the 8% convertible subordinated notes. If we fail to repurchase the 8% convertible subordinated notes in that circumstance, we will go into default under the indenture governing the 8% convertible subordinated notes and by virtue of the cross-default provisions contained in the notes, the senior revolving credit facility and the indenture governing our 12.75% senior subordinated notes. A change in control for purposes of the indenture governing the 8% convertible subordinated notes may also constitute a change in control under the indenture governing our 12.75% senior subordinated notes, which would require that we offer to buy back the 12.75% senior subordinated notes prior to these notes. Any future debt which we incur may also contain restrictions on repayment upon a change in control. If any change in control occurs, we cannot assure you that we will have sufficient funds to satisfy all of the company's debt obligations. These buyback requirements may also delay or make it harder for others to effect a change in control. However, certain other corporate events, such as leveraged recapitalizations that would increase our level of indebtedness, would not constitute a change in control under the indenture governing the 8% convertible subordinated notes.

Federal and state laws allow courts, under specific circumstances, to void debts and require holders of debt securities to return payments received from debtors.

     All of the net proceeds from the initial private placement of the 8% convertible subordinated notes were used to repay our existing senior credit facility. If a bankruptcy proceeding or a lawsuit is initiated by the company's unpaid creditors, the debt which we incurred to repay our existing credit facility, including the notes, may be reviewed under federal bankruptcy laws and comparable provisions of state fraudulent transfer laws. Under these laws, the debt of the company could be voided, or claims in respect of the debt could be subordinated to all other debt if, among other things, the company:

     . received less than reasonably equivalent value or fair consideration for the incurrence of such debt;

     .    was insolvent or rendered insolvent by reason of such incurrence;

     . was engaged in a business or transaction for which the remaining assets of the company constituted unreasonably small capital; or

     . intended to incur, or believed that the company would incur, debts beyond our ability to pay such debts as they mature.

     In addition, you may be required to return to fund for the benefit of creditors, any payments received from us in respect of the 8% convertible subordinated notes.

     The measures of insolvency will vary depending upon the fraudulent transfer law applied in any proceeding to determine whether such a transfer has occurred. Generally, however, a debtor would be considered insolvent if:

     . the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all of its assets;

     . the present fair saleable value of its assets were less than the amount that would be required to pay its probable liability on existing debts, including contingent liabilities, as they become absolute and mature; or

     .    it could not pay its debts as they become due.

     On the basis of historical financial information, recent operating history and other factors, we believe that we are not insolvent, do not have unreasonably small capital for the business in which we are engaged and have not incurred debts beyond our ability to pay such obligations as they mature. We cannot assure you, however, as to what standard a court would apply in making such determination, or that a court would agree with our conclusion in this regard.

We cannot assure you that an active trading market will develop for the 8% convertible subordinated notes.

     There has been no public market for the 8% convertible subordinated notes. In addition, both the liquidity and the market price quoted for these notes may be adversely affected by changes in the price of our Class A common stock, changes in the overall market for convertible securities and by changes in our financial performance or prospects, or in the prospects for companies in our industry generally. In particular, the price of our 8% convertible subordinated notes may fluctuate with our stock price since the notes are convertible into stock. As a result, we cannot assure you that an active or stable trading market will develop or continue for these 8% convertible subordinated notes. We also cannot guarantee that the 8% convertible subordinated notes will trade in the same or like manner as our 12.75% senior subordinated notes.

             Risks Relating to Our 12.75% Senior Subordinated Notes

ChipPAC International Company Limited does not have an independent source of income from which to satisfy obligations of the 12.75% senior subordinated notes.

     ChipPAC International Company Limited or ChipPAC International will rely on intercompany loans through its direct and indirect subsidiaries to satisfy obligations of its indebtedness; as a result, if these subsidiaries are not able to make payments on these intercompany loans, we may not be able to pay our noteholders interest on the

12.75% senior subordinated notes when due.

     The only source of cash for ChipPAC International to pay principal and interest on the 12.75% senior subordinated notes will be through payments of interest and principal on intercompany notes, capital contributions from the parent company or dividends or distributions from ChipPAC International's subsidiaries, which dividends or distributions would be funded through payments on intercompany notes. We will rely principally on funds generated by ChipPAC International's operating subsidiaries to fund payments on the notes and other indebtedness. If these subsidiaries are unable to make payments on their intercompany loans, we may not be able to satisfy obligations under our debt instruments, including payment of interest on the senior revolving credit facility and these 12.75% senior subordinated notes.

     Our ability to pay our obligations under the 12.75% senior subordinated notes may be reduced because ChipPAC International's Chinese operating subsidiaries, which hold 27.6% of our consolidated assets and generated 17.1% of our consolidated revenues for the year ended December 31, 2001, are not guarantors of the notes.

     Our Chinese subsidiaries are not guarantors of the notes. For the year ended December 31, 2001, the total revenues for our Chinese subsidiaries were $58.9 million, representing approximately 17.1% of our consolidated revenues. The combined assets for our Chinese subsidiaries at December 31, 2001 were approximately $118.8 million, representing approximately 27.6% of our consolidated assets.

     Claims of creditors of our Chinese operating subsidiaries, including trade creditors, secured creditors and creditors holding indebtedness or guaranties issued by these subsidiaries, will generally have priority on the assets and earnings of these subsidiaries, over the claims of creditors of our company, including holders of our 12.75% senior subordinated notes, even if the obligations of our Chinese operating subsidiaries do not constitute senior indebtedness. Since the company's Chinese subsidiaries will not guarantee the 12.75% senior subordinated notes, holders of the notes will have to rely solely on dividends or distributions from the company's Korean, Malaysian and British Virgin Islands subsidiaries to satisfy their respective obligations under the notes should the company's Chinese subsidiaries be unable to make dividends or distributions.

We may not have the ability to raise the funds necessary to finance the change of control offer required by the indenture governing the 12.75% senior subordinated notes.

     If the company undergoes a change of control (as defined in the indenture governing the 12.75% senior subordinated notes) we may need to refinance large amounts of our debt, including the 12.75% senior subordinated notes and borrowings under the senior revolving credit facility. If a change of control occurs, we must offer to buy back the 12.75% senior subordinated notes for a price equal to 100.0% of the principal amount of the notes, plus any accrued and unpaid interest. We cannot assure you that there will be sufficient funds available for us to make any required repurchases of the 12.75% senior subordinated notes upon a change of control. In addition, our senior revolving credit facility will prohibit us from repurchasing the notes until we first repay the senior revolving credit facility in full. If we fail to repurchase the 12.75% senior subordinated notes in that circumstance, we will go into default under both the indenture governing the notes and the senior revolving credit facility. Any future debt which we incur may also contain restrictions on repayment upon a change of control. If any change of control occurs, we cannot assure you that we will have sufficient funds to satisfy all of the company's debt obligations. These buyback requirements may also delay or make it harder for others to effect a change of control. However, certain other corporate events, such as leveraged recapitalizations that would increase our level of indebtedness, would not constitute a change of control under the indenture governing the notes.

We cannot assure you that an active trading market will develop or continue for the 12.75% senior subordinated notes.

     The 12.75% senior subordinated notes are publicly traded but do not necessarily trade actively. In addition, both the liquidity and the market price quoted for these notes may be adversely affected by changes in the price of our Class A common stock, changes in the overall market for convertible securities and by changes in our financial performance or prospects, or in the prospects for companies in our industry generally. As a result, we cannot assure you that an active or stable trading market will develop or continue for these 12.75% senior subordinated notes. We also cannot guarantee that the 12.75% senior subordinated notes will trade in the same or like manner as our 8% convertible subordinated notes.